Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of May 21, 2025, by and among Churchill Sponsor X LLC, Michael Klein and M. Klein Associates, Inc. (together, the "Parties").

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of Churchill Capital Corp X, as of May 21, 2025, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

Date: May 21, 2025

CHURCHILL SPONSOR X LLC
By: M. Klein Associates, Inc., its managing member

By: /s/ Jay Taragin
Name: Jay Taragin
Title: Authorized Signatory

Date: May 21, 2025

/s/ Michael Klein
Michael Klein

Date: May 21, 2025

M. KLEIN ASSOCIATES, INC.

By: /s/ Jay Taragin
Name: Jay Taragin,
Title: Authorized Signatory